UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Patent Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

703070102

(CUSIP Number)

Mitchell S. Nussbaum

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4159

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No 703070102	Page 2 of 11

(1)	Names of Reporting Persons. Walker Digital, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,405,261
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,357,500
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,405,261
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 82.3%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 20,741,572 shares of Common Stock outstanding as of March 12, 2015 as disclosed in the issuer’s Annual Report on Form 10-K filed March 13, 2014. Includes 14,999,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, which are convertible at the option of the holder thereof, at any time and from time to time, into an equal number of shares of Common Stock. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result of the voting power of the Series B Convertible Preferred Stock, the Reporting Person (as defined herein) may be deemed to beneficially own an additional 12,046,818 shares of common stock due to the voting power conferred upon such Reporting Person by the Series B Convertible Preferred Stock it may be deemed to beneficially own.

CUSIP No 70307012	Page 3 of 11

(1)	Names of Reporting Persons. JSW Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,405,261
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,357,500
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,405,261
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 82.3%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 20,741,572 shares of Common Stock outstanding as of March 12, 2015 as disclosed in the issuer’s Annual Report on Form 10-K filed March 13, 2014. Includes 14,999,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, which are convertible at the option of the holder thereof, at any time and from time to time, into an equal number of shares of Common Stock. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result of the voting power of the Series B Convertible Preferred Stock, the Reporting Person (as defined herein) may be deemed to beneficially own an additional 12,046,818 shares of common stock due to the voting power conferred upon such Reporting Person by the Series B Convertible Preferred Stock it may be deemed to beneficially own.

CUSIP No 703070102	Page 4 of 11

(1)	Names of Reporting Persons. Jay S. Walker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,406,750
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 17,361,820
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,406,750
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 82.3%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 20,741,572 shares of Common Stock outstanding as of March 12, 2015 as disclosed in the issuer’s Annual Report on Form 10-K filed March 13, 2014. Includes 14,999,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, which are convertible at the option of the holder thereof, at any time and from time to time, into an equal number of shares of Common Stock. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result of the voting power of the Series B Convertible Preferred Stock, the Reporting Person (as defined herein) may be deemed to beneficially own an additional 12,044,930 shares of common stock due to the voting power conferred upon such Reporting Person by the Series B Convertible Preferred Stock it may be deemed to beneficially own.

Item 1.     Security and Issuer

This Amendment No. 3 (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Patent Properties, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal office is Two High Ridge Park, Stamford, Connecticut 06905.

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on September 30, 2013 and as amended by Amendment No. 1 thereto filed on February 11, 2014 and Amendment No. 2 thereto filed on April 9, 2014 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 4.     Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following:

On March 19, 2015, Walker entered into a pre-arranged stock trading plan with Allen & Company LLC (“Allen”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the acquisition of additional securities of the Issuer.

Item 5.     Interest in Securities of the Issuer

The information contained in Item 5 of the Statement is hereby amended and rotated in its entirety as follows:

(a)	As a result of certain relationships, each of Walker Digital and JSW may be deemed to directly and/or indirectly beneficially own 29,405,757 shares of Common Stock and Walker may be deemed to directly and/or indirectly beneficially own 29,406,750 shares of Common Stock, representing in each case in the aggregate approximately 82.3% of Issuer’s outstanding shares of Common Stock, based upon 20,741,572 shares of Common Stock outstanding as of March 12, 2015. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result, the Reporting Persons are entitled to vote approximately 82.3% of the Company’s outstanding voting stock on matters to which stockholder are entitled to vote. As a result of the voting power of the Series B Convertible Preferred Stock, Walker Digital and JSW may be deemed to beneficially own an additional 12,047,761 shares of Common Stock and Walker may be deemed to beneficially own an additional 12,044,930 shares of Common Stock due to the voting power conferred by the Series B Convertible Preferred Stock each may be deemed to beneficially own.

Due to their relationship with each another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

(b)

Reporting Persons	No. of Shares With Sole Voting Power	No. of Shares with Sole Dispositive Power	No. of Shares with Shared Voting Power	No. of Shares with Shared Dispositive Power	Percentage of Class Beneficially Owned
Walker Digital	—	—	29,405,261	17,357,500	82.3%
JSW	—	—	29,405,261	17,357,500	82.3%
Walker	29,406,750	17,361,820	—	—	82.3%

(c)	Since the most recent filing of the Statement, through March 27, 2015 pursuant to the 10b5-1 Plan, Walker purchased an aggregate of 4,320 Shares at a weighted average price of $1.417 per share. A list of the transactions in the Company’s shares of Common Stock that were effected by Walker since the most recent filing of the Statement through March 27, 2015 is attached hereto as Exhibit 99.10. Other than as reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Statement.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following:

Pursuant to the 10b5-1 Plan, commencing March 25, 2015 Allen may purchase up to $400,000 in shares of the Common Stock, with a ceiling price of $4.00 per share. The 10b5-1 Plan is scheduled to terminate on the earlier to occur of September 30, 2015, when the execution of all of the trades under the plan have been executed, the date the 10b5-1 Plan does not comply with Rule 10b5-1 or Allen receives notice of Walker’s termination of the Plan.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of July 11, 2013, by and among GlobalOptions Group, Inc., GO Merger Sub LLC, Walker Digital, LLC and Walker Digital Holdings, LLC.(1)

99.2	Amendment to Agreement and Plan of Merger, dated as of September 18, 2013, by and among GlobalOptions Group, Inc., GO Merger Sub LLC, Walker Digital, LLC and Walker Digital Holdings, LLC.(2)

99.3	Lock-Up Agreement, dated as of July 11, 2013, by and between GlobalOptions Group, Inc. and Walker Digital, LLC.(3)

99.4	Amendment to Lock-Up Agreement, dated as of September 18, 2013, by and between GlobalOptions Group, Inc. and Walker Digital, LLC.(4)

99.5	Subscription, Purchase and Investment Agreement, dated as of September 18, 2013, by and among Walker Digital, LLC, GlobalOptions Group, Inc. and the investors party thereto.(5)

99.6	Joint Filing Agreement, dated as of September 30, 2013, by and among Walker Digital, LLC, JSW Investments, LLC and Jay S. Walker.**

99.7	Subscription, Purchase and Investment Agreement dated as of February 10, 2014 between Walker Digital, LLC and the Investers named therein.**

99.8	Registration Rights Indemnification Agreement dated as of February 10, 2014 between Walker Digital, LLC and Patent Properties, Inc.**

99.9	Escrow Agreement between Walker Digital, LLC, Broadband Capital Management, LLC and Loeb & Loeb LLP dated as of January 30, 2014.**
99.10	List of Transactions since the most recent filing of the Statement.
**	Previously filed
(1)	Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Issuer with the United States Securities and Exchange Commission (the “Commission”) on July 15, 2013.
(2)	Incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Issuer with the Commission on September 24, 2013.
(3)	Incorporated herein by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Issuer with the Commission on July 15, 2013.
(4)	Incorporated herein by reference to Exhibit 4.11 of the Current Report on Form 8-K/A filed by Issuer with the Commission on September 27, 2013.
(5)	Incorporated herein by reference to Exhibit 10.32 of the Current Report on Form 8-K filed by Issuer with the Commission on September 24, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 30, 2015	WALKER DIGITAL, LLC

	By:	/s/ Jay S. Walker
Name: Jay S. Walker
Title: Authorized Person

JSW INVESTMENTS, LLC

	By:	/s/ Jay S. Walker
Name: Jay S. Walker
Title: Sole Member

/s/ Jay S. Walker
Jay S. Walker